Metzler Securities GmbH
(a 100% subsidiary of
B. Metzler seel. Sohn & Co. KGaA)

Report of Independent Registered
Public Accounting Firm
Exemption Report 15c3-3
October 1, 2016 – September 30, 2017

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft





Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Metzler Securities GmbH, Frankfurt am Main/Germany

We have reviewed management's statements, included in the accompanying Metzler Securities GmbH Exemption Report, in which (1) Metzler Securities GmbH, Frankfurt / Germany (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2017 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Eschborn/Frankfurt am Main, November 23, 2017

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Heist
Wirtschaftsprüfer

Kruse
Wirtschaftsprüfer





METZLER

Metzler Securities GmbH

Untermainanlage 1
60329 Frankfurt am Main
Postfach 20 01 38
60605 Frankfurt am Main
Telefon (0 69) 21 04 - 41 16
Telefax (0 69) 21 04 - 6 79
www.metzler.com

METZLER SECURITIES GMBH

EXEMPTION REPORT

Metzler Securities is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) und (4). To the best of its knowledge and belief, the company states the following:

Metzler Securities GmbH claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

Pursuant to a letter from the National Association of Securities Dealers dated June 6, 1995, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Metzler Securities GmbH met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Metzler Securities GmbH

We, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

M. Klaus — CEO

J. Diehl — CFO

Frankfurt, November 23rd 2017

Geschäftsführer: Jochen Diehl, Michael Klaus
Sitz der Gesellschaft: Frankfurt am Main. Handelsregister-Nr. HRB 14 214. USt-Id-Nr. DE 811 272 954
Bankkonto: B. Metzler seel. Sohn & Co. KGaA, Frankfurt am Main, BLZ 502 307 00, Konto-Nr. 8108-0004,
IBAN DE82 5023 0700 0081 0800 04, BIC METZDEFFXXX
Mitglieder des Partnerkreises B. Metzler seel. Sohn & Co. Holding AG: Harald Illy, Michael Klaus, Friedrich von Metzler,
Emmerich Müller, Gerhard Wiesheu

Copy of Report